Market Commentary

October 9, 2023

Investors entered the third quarter hopeful the U.S. economy would dodge a recession. But the surge in longer-dated Treasury yields on robust economic activity during the quarter, increased prospects for "higher for longer" rates, and a deteriorating fiscal outlook dented stock valuation multiples and the soft-landing narrative. As a result, the S&P 500 Index tumbled -4.77 percent in September, bringing third-quarter and year-to-date 2023 returns to -3.27 and +13.07 percent, respectively. Excluding the "Magnificent Seven" stocks (e.g., Alphabet, Amazon, Apple, Meta, Microsoft, Nvidia, and Tesla), the rest of the S&P 500 returned a modest +2.60 percent on a cap-weighted basis for the first nine months of 2023.

We believe equity markets will be especially volatile over the near- to intermediate-term as investors struggle with a complex and dynamic backdrop. The interplay between corporate earnings, interest rates, politics, and international developments (e.g., China, Russia-Ukraine, and now the Israel-Hamas conflict) will determine market direction. With mild recession as our base-case forecast, quality remains the focus of our stock selection process, and we welcome bouts of equity market volatility to opportunistically "upgrade" portfolios. We are paying particular attention to companies where valuations already discount recessionary conditions and a weaker near-term earnings outlook or those with strong earnings visibility.

For our latest full *Global Investment Outlook & Strategy Update*, download the *.pdf document*.

Why the Federal Reserve should cut interest rates

March 21, 2023

Too much fiscal stimulus ($6.3 trillion) combined with widespread global lockdowns disrupted the fragile economic balance. Too much stimulus hampered a recovery by reducing the percentage of the population willing/needing to work which fueled labor shortage induced inflation.

A fiscal solution was needed to solve this core source of supply-shortage-related inflation. Specifically, legislation that focused on incentivizing people to work and for businesses to hire those that have been out of the workforce.

In the absence of a fiscal solution, the Federal Reserve took it upon itself to attack inflation. However, the Fed uses monetary tools geared toward impacting the demand side of inflation.

Unfortunately, the Federal Reserve was the last to recognize inflation was more than just transitory. So instead of raising rates slowly and ceasing printing trillions of dollars when the economy first reopened, the Fed didn't begin raising rates until a year ago after year-over-year inflation had surpassed 7%.

– *View the Full Article*

The Case for Dividend Growth Investing

Until recently, dividend-based strategies have lagged the market for several years primarily due to a combination of unprecedented outperformance from high "long duration" non-dividend paying growth stocks and the lagging performance of the defensive cohort within the dividend paying universe. Going forward, we believe there are several catalysts for sustained outperformance of dividend-paying stocks. Short term catalysts include continued market volatility and the risk of a recession. Long-term catalysts likely include more subdued market returns given the probability of prolonged sluggish economic growth, geopolitical risks, and somewhat higher inflation.

- *Case for Dividend Growth Investing Presentation*

Capital Gains Distributions

Click here for 2022 capital gain distributions. Contact your tax advisor regarding the use of this information. Please contact an investor services representative at 800-332-5580 or *info@sitinvest.com* if any questions.